Exhibit 12.1
JPMorgan Chase & Co.
Computation of Ratio of Earnings to Fixed Charges

Year ended December 31, 2006 (in millions, except ratios)

Excluding interest on deposits

Income from continuing operations before income taxes	$19,886

Fixed charges:
Interest expense	20,823
One-third of rents, net of income from subleases(a)	357

Total fixed charges	21,180

Less: Equity in undistributed income of affiliates	(152)

Income from continuing operations before income taxes and fixed charges, excluding capitalized interest	$40,914

Fixed charges, as above	$21,180

Ratio of earnings to fixed charges	1.93

Including interest on deposits

Fixed charges, as above	$21,180
Add: Interest on deposits	17,042

Total fixed charges and interest on deposits	$38,222

Income from continuing operations before income taxes and fixed charges, excluding capitalized interest, as above	$40,914
Add: Interest on deposits	17,042

Total Income from continuing operations before income taxes, fixed charges and interest on deposits	$57,956

Ratio of earnings to fixed charges	1.52

(a)	The proportion deemed representative of the interest factor.

162